FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2003 (July 2, 2003)

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Surry Hills, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799,
33-71446, 33-86358, 33-89584, 333-4962, 333-6324, 333-6896, 333-7466, 333-8926, 333-10338, 333-10624, 333-12878,
333-8246, 333-13556, 333-51434 and 333-105853 filed by the Registrant under the Securities Act of 1933.

On June 27, 2003, News America Incorporated (“NAI”) terminated its existing Revolving Credit Agreement (the “Prior Credit Agreement”) and entered into a new A$2.6 billion (US$1.75 billion) Five Year Credit Agreement (the “New Credit Agreement”) with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. The News Corporation Limited (“News Corporation”), FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors under the New Credit Agreement. The New Credit Agreement provides a A$2.6 billion (US$1.75 billion) revolving credit facility, with a sub-limit of A$904 million (US$600 million) available for the issuance of letters of credit, and expires on June 30, 2008.

Certain subsidiaries of News Corporation that were guarantors under the Prior Credit Agreement, are not guarantors under the New Credit Agreement and therefore, in accordance with the indentures pursuant to which NAI has issued public debt (a listing of the public debt is set forth in Note 8 to the Consolidated Financial Statements of News Corporation contained in its Annual Report on Form 20-F, as amended, for the year ended June 30, 2002 (the “Public Debt”)), as of June 27, 2003, these subsidiaries have ceased to be guarantors of the Public Debt. In Note 27 to the Consolidated Financial Statements of News Corporation, supplemental guarantor information is presented for the fiscal years ended June 30, 2002, 2001 and 2000. Exhibit A to this Report on Form 6-K contains amended supplemental financial information for such fiscal years and for the six months ended December 31, 2002 and 2001 to reflect the guarantors under the New Credit Agreement and the indentures of the Public Debt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date:	July 2, 2003	By:	/S/ ARTHUR M. SISKIND
Arthur M. Siskind Director

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System

A.	Supplemental Guarantor Information

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